Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EMAIL AND EDGAR
September 7, 2021
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
Washington, D.C. 20549
Re: Dutch Bros Inc.
Registration Statement on Form S-1
Filed August 20, 2021
File No. 333-258988
Attn: Taylor Beech
Erin Jaskot
Ta Tanisha Meadows
Joel Parker
Dear Ms. Beech:
On behalf of Dutch Bros Inc. (“Dutch Bros” or the “Company”), the following information is in response to a letter, dated August 27, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on August 20, 2021 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter.
Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.
Registration Statement on Form S-1 Filed August 20, 2021
Use of Proceeds, page 83
1.    Please disclose the reason you are using a portion of the offering proceeds to purchase Class A common units from the Continuing Members and shares of Class D common stock from the Pre-IPO Blocker Holders. To the extent this repurchase has any impact on the overall offering, such as the number of shares to be offered, please disclose those as well.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 84 in the Amended Registration Statement.
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

United States Securities and Exchange Commission September 7, 2021 Page 2
Description of Capital Stock
Anti-Takeover Provisions
Election of Directors, page 178
2.    We note your disclosure that the Class C and Class D holders will have the right to designate directors, but elsewhere in your filing, including the prospectus summary, you only reference the Class C holder's designation rights. Please revise for consistency and also clarify whether the Class C and Class D holders will designate directors together, or whether they will separately designate directors.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 186 in the Amended Registration Statement.
* * *
Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments. The Company will separately provide the requested communications.
Sincerely
/s/Eric C. Jensen

Eric C. Jensen

cc:	Joth Ricci, Chief Executive Officer, Dutch Bros Inc.
Alan Hambelton, Cooley LLP
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com